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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes     [ ]     No   [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ---------------

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


                                   ELTEK LTD.



6-K Items


1. Press Release re Eltek Ltd. Reports Three and Nine Month Periods Ended September 30, 2003.

                                                                          ITEM 1

Press Release                                                 Source: ELTEK Ltd.

Eltek Ltd. Reports Results for the Three and Nine Month Periods Ended September 30, 2003

Tuesday December 2, 8:13 am ET


Eltek Announces the Appointment of a New CEO For Its German Subsidiary


First significant order from this strategically important market has been awarded

PETACH-TIKVA, Israel--(BUSINESS WIRE)--Dec. 2, 2003-- Eltek Ltd. (Nasdaq:ELTK -
News), the leading Israeli manufacturer of advanced circuitry solutions, today announced its financial results for the three and nine month periods ended September 30, 2003.

Eltek reported revenues for the three months ended September 30, 2003 of NIS
27.2 million ($6.1 million), compared to NIS 25.5 million ($5.7 million) during the third quarter of 2002. Net loss for the quarter totaled NIS 3.2 million ($709,000), or NIS 0.75 per share ($0.17), compared to a net loss of NIS 6.7 million ($1.5 million), or NIS 2.28 per share ($0.51), for the third quarter of 2002.


For the nine-month period ended September 30, 2003, the Company reported revenues of NIS 81 million ($18.2 million), which is the same as in the comparable period in 2002.


Net loss for the nine-month period ended September 30, 2003 was NIS 9.4 million ($2.1 million), or NIS 2.8 ($0.63) per share, compared to a net loss of NIS 8.9 million ($2 million) or NIS 3.04 ($0.68) per share for the same period in 2002.

                                      Q3/2003 Q2/2003 Q1/2003 Q4/2002
------------------------------------- ------- ------- ------- -------
( In millions  $)
------------------------------------- ------- ------- ------- -------
Revenues                                6.12    5.76    6.35    6.18
------------------------------------- ------- ------- ------- -------
Gross Profit (loss)                     0.45    0.26    0.27   (0.36)
------------------------------------- ------- ------- ------- -------
Operating Loss                         (0.44)  (0.57)  (0.68)  (1.37)
------------------------------------- ------- ------- ------- -------
Financial Expenses
                                       (0.32)   0.00   (0.11)  (0.16)
------------------------------------- ------- ------- ------- -------
Net Loss                               (0.71)  (0.58)  (0.82)  (1.54)
------------------------------------- ------- ------- ------- -------

"The results of the third quarter of 2003 reflect our ongoing marketing efforts and our actions to improve our operational results," said Arie Reichart, President and Chief Executive Officer of Eltek.


"Our revenues were on the same level as in the first quarter of 2003, although we reduced our manpower by 50 positions. Gross profit is improving and we are reducing our operating loss in each quarter. Our disappointment is with the pace of the improvement which was adversely impacted by the re-valuation of the NIS against the US$ beginning in the second quarter. Our financing expenses in the third quarter were unusually high due to the decrease in the CPI during the quarter."


"On July 1, 2003, Mr. Earnst Winkler joined Eltek as CEO of our German subsidiary, Kubatronik. Mr. Winkler brings more than 20 years of extensive marketing and technological experience in the fields of flex rigid and other complex PCBs. He has already played a significant role in our efforts to further penetrate the German market as well as to expand our European activities. We see great potential in these areas."


Mr. Reichart continued: "I am particularly encouraged by the increased contribution of Eltek's international operations to our quarterly revenues as well as to our pipeline for 2004. Our international sales accounted for more than 36% of our overall quarterly revenues in the third quarter. We were recently awarded an initial order of $220,000 from a new customer in Germany for a complex flex-rigid PCB to be delivered during 2004."


Mr. Reichart concluded: "Our ongoing efforts to further strengthen Eltek's global market position has begun to yield tangible results. We intend to continue to aggressively explore opportunities in the international markets."


About the Company


Eltek is Israel's leading manufacturers of printed circuit boards (PCB), the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. ELTEK has invested heavily in upgrading its production facilities over the past five years to maintain state of the art technology.


For more information, visit Eltek's World Wide Web site at www.eltekglobal.com
                                                           -------------------


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.


                                   ELTEK LTD.
                      Consolidated Statements of Operations
              Adjusted to New Israeli Shekels as of September 2003
                (In thousands, except per share data)


                                Conven-                       Conven-
                                ience                         ience
                                Trans-                        Trans-
                                lation                        lation
                               ---------                     ---------
                 Nine months ended            Three months ended
                   September 30,                 September 30,
           ----------------------------- -----------------------------
             2002      2003      2003      2002      2003      2003
              NIS       NIS     U.S. $      NIS       NIS     U.S. $
             (Un-      (Un-      (Un-      (Un-      (Un-      (Un-
            audited)  audited)  audited)  audited)  audited)  audited)

Revenues      81,017    80,981    18,235    25,527    27,194    6,124
Costs of
 revenues    (77,820)  (76,631)  (17,256)  (26,848)  (25,177)  (5,669)
            --------- --------- --------- --------- --------- --------
Gross profit
 (loss)        3,197     4,350       979    (1,321)    2,017      455

Research and
 develop-
 ment costs,
 net            (117)       18         4         -         -        -

Selling,
 general and
 adminis-
 trative
 expenses    (10,883)  (11,467)   (2,582)   (3,927)   (3,829)    (862)

Amortization
 of goodwill    (157)     (409)      (92)     (157)     (154)     (35)
            --------- --------- --------- --------- --------- --------
Operating
 loss         (7,960)   (7,508)   (1,691)   (5,405)   (1,966)    (442)

Financial
 expenses,
 net            (751)   (1,882)     (424)   (1,068)   (1,435)    (323)
            --------- --------- --------- --------- --------- --------
Loss before
 other
 income
 (expenses),
 net          (8,711)   (9,390)   (2,115)   (6,473)   (3,401)    (765)

Other income
 (expenses),
 net              (7)      164        37       (15)      135       30
            --------- --------- --------- --------- --------- --------
Loss before
 taxes on
 income       (8,718)   (9,226)   (2,078)   (6,488)   (3,266)    (735)
Taxes on
 income          (95)     (101)      (23)     (139)       83       19
            --------- --------- --------- --------- --------- --------
Net loss
 after taxes
 on income    (8,813)   (9,327)   (2,101)   (6,627)   (3,183)    (716)

Minority
 share in
 sub-
 sidiary's
 net loss
(income)        (118)      (37)       (8)      (59)       31        7
            --------- --------- --------- --------- --------- --------
Net loss for
 the period   (8,931)   (9,364)   (2,109)   (6,686)   (3,152)    (709)
            ========= ========= ========= ========= ========= ========

Basic and
 diluted
 loss per
 NIS 1 par
 value of
 the share
 capital(a)    (3.04)    (2.80)    (0.63)    (2.28)    (0.75)   (0.17)
            ========= ========= ========= ========= ========= ========
Total par
 value of
 shares used
 to compute
 basic and
 diluted net
 loss per
 NIS 1 par
 value of
 share         2,932     3,332     3,332     2,932     4,132    4,132
            ========= ========= ========= ========= ========= ========

(a) shares of a par value of NIS 0.6 each.




                                   Eltek Ltd.
                      Consolidated Condensed Balance Sheets
              Adjusted to New Israeli Shekels as of September 2003


                                                          Convenience
                                                          Translation
                                        September 30,    September 30,
                                     -------------------- ------------
                                       2002       2003        2003
                                     Unaudited  Unaudited   Unaudited
                                        NIS        NIS       U.S. $
                                     --------- ---------- ------------
                                                  (in
                                                thousands)
Assets

Current assets
Cash and cash equivalents              10,407       4,210         948
Receivables: Trade                     24,669(b)   20,566       4,631
             Other                        776       1,832         413
Inventories                            12,981      12,135       2,733
Prepaid expenses                          907         615         138
                                     --------- ----------- -----------
Total current assets                   49,740      39,358       8,863
                                     --------- ----------- -----------
Property and equipment, net            55,956      45,478      10,240
                                     --------- ----------- -----------
Goodwill                                4,927       4,798       1,080
                                     --------- ----------- -----------
Total assets                          110,623      89,634      20,183
                                     ========= =========== ===========

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current
 maturities of long-term debts         22,182      19,797       4,458
Trade payables                         18,872      20,847       4,694
Other liabilities and accrued
 expenses                               8,723(b)    7,334       1,651
                                     --------- ----------- -----------
Total current liabilities              49,777      47,978      10,803
                                     --------- ----------- -----------
Long- term liabilities
Long term debt, excluding current
 maturities                            20,435      14,100       3,175
Employee severance benefits               955       1,018         229
                                     --------- ----------- -----------
Total liabilities                      71,167      63,096      14,207
                                     --------- ----------- -----------
Minority interests                      1,985       1,993         449
                                     --------- ----------- -----------
Convertible note                            -       2,270         511
                                     --------- ----------- -----------
Shareholder's equity
Ordinary shares, NIS 0.6 par value.
 Authorized 50,000,000 shares, issued
 and outstanding 4,885,651 shares      29,452      29,452       6,632
Additional paid in capital             52,194      52,194      11,753
Capital reserves related to loans
 from controlling shareholders         10,050      10,050       2,263
Cumulative foreign currency
 translation adjustments                  121       1,137         256
Capital reserve                         6,712       6,712       1,511

Accumulated deficit                   (61,058)    (77,270)    (17,399)
                                     --------- ----------- -----------
Total shareholder's equity             37,471      22,275       5,016
                                     --------- ----------- -----------
Total liabilities and shareholders'
 equity                               110,623      89,634      20,183
                                     ========= =========== ===========

(b) Reclassified



[GRAPHIC OMITTED]
Contact:
     Eltek Ltd.
     Dovi Frumovich, +972-3-9395040
     fdovi@eltek.co.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ELTEK LTD.
                                      ------------------------------------
                                                (Registrant)



                                      By: /s/Arieh Reichart
                                          ---------------------------------
                                          Arieh Reichart
                                          President and Chief Executive Officer



Date:   December 3, 2003